Exhibit 99.2

Airobotics Ltd. (the “Company”)

Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd.	August 8, 2022
www.isa.gov.il ’	www.tase.co.il

Re:	Entrance into a merger agreement with a foreign corporation traded on Nasdaq

Further to the Company’s immediate report of July 5, 2022 regarding Company’s entering into a Memorandum of Understanding with Ondas Holdings Inc., a company traded on Nasdaq (NASDAQ: ONDS) (“Ondas”) for the purchase of the Company by way of a merger (the “Parties”), this is to advise that on August 4, 2022, following approval of the Company’s board of directors, the Parties have entered into a binding merger agreement (the “Agreement”) according to which, subject to the terms of the Agreement and the Israeli Companies Law 5759-1999 (the “Companies Law”), there will be a reverse triangular merger whereby an Israeli subsidiary wholly owned by Ondas (which was formed for the purpose of the merger ) (the “Merger Sub”) will merge with and into the Company such that, the Company shall survive the merger and become a wholly owned subsidiary of Ondas and the Merger Sub will cease to exist1 (the “Merger” or the “Transaction”). Immediately upon completion of the Merger, the Company’s security holders will hold securities of Ondas, the Company will continue to exist as a wholly owned subsidiary of Ondas2, the Company’s shares will be delisted from trading in the Tel-Aviv Stock Exchange and the Company will become a private company, as such term is defined in the Companies Law, all as set forth in the Agreement.

The main terms of the Agreement, are as follows:

1.	the Consideration to company’s securityholders and the conversion ratio

On the Merger Date (as defined below), the Company’s securityholders3 will be entitled to securities of Ondas, at a 0.16806 conversion ratio (the “Consideration” and the “Conversion Ratio”, respectively), pursuant to which:

1)	Each Company share, par value NIS 0.01 each (save for dormant shares owned by the Company, which will be cancelled prior to the Merger), will be automatically converted for 0.16806 shares, par value US $0.0001 each of Ondas[4]. Upon the effectiveness of the S-4, the Ondas shares received by the securityholders of the Company will be registered and freely tradable on Nasdaq and will not be subject to any lock-up or any similar restriction;

[1]	All of the shares of the Merger Sub, which is a new Israel Company formed by Ondas (the “Merger Sub”) will be converted to an equivalent amount of shares of Ondas and will be registered in the name of Ondas

[3]	As of the date of the Agreement, 16,848,041 ordinary shares, 6,586,701 options, 3,501,312 rights to acquire shares (warrants) (collectively, “Company’s Securities”)

[4]	Fractional shares will be rounded-up to the nearest whole number.

Airobotics Ltd. (the “Company”)

2)	The options and rights to acquire Company shares, whether vested or unvested, will be exchanged for options and rights to acquire shares of Ondas, as applicable, in accordance with the Conversion Ratio, whilst maintaining the terms and conditions applicable to the options and rights to acquire shares of the Company, all subject to the terms of the Agreement. The exercise price of the options and rights to acquire shares of Ondas will be equal to the exercise price prior to the Merger, divided by the Conversion Ratio.

To the extent that, between the signing date of the Agreement and the Merger Date there will be a change in the Company and/or Ondas’s share capital, as a result of the distribution of a stock dividend, subdivision, reclassification, split, consolidation, share swap or other similar event, then the Conversion Ratio will be adjusted in such a manner that will provide the securityholders the same economic impact pursuant to the Agreement, prior to such change.

2.	CLOSING OF THE TRANSACTION

Closing of the Merger shall take place at such time as shall be agreed upon by the Parties, but in any event no later than the second business day following the fulfillment (or waiver) of all conditions required under the Agreement (the “Closing Date”). The effective Date of the Merger shall, following the closing date, be the date of issuance by the Registrar of Companies of the certificate of merger in accordance with Section 323(5) of the Companies Law (the “Merger Date”).

3.	CONDITIONS PRECEDENT FOR CLOSING OF THE TRANSACTION

The Parties’ obligations for closing of the Transaction are subject to the fulfillment or written waiver by both parties, of the conditions stipulated in the Agreement, which include, inter alia, the following main conditions:

(1)	Approval of the Merger by the Company’s shareholders, by way of a majority vote;

(2)	There being no Israeli or foreign law, regulation or court order, that materially prohibits, prevents or limits the closing of the Transaction;

(3)	The registration document in the United States, the Form S-4, shall have become effective under the U.S. securities laws and shall not be subject to any order or proceeding by the US Securities and Exchange Commission seeking to stop the Transaction;

(4)	The lapse of at least 50 days following submission of the merger application to the Registrar of Companies and at least 30 days following the meeting of the Company and of the sole shareholder of the Target Company;

Airobotics Ltd. (the “Company”)

(5)	Receipt of an exemption from the publication of a prospectus by Ondas from the Israel Securities Authority[5], or alternatively, to the extent that such exemption is not received, then receipt of a permit for dual listing or an approval to publish a prospectus in Israel and an exemption from publishing a prospectus in connection with the outstanding options and rights to acquire shares of the Company;

(6)	The Ondas Shares given in consideration to the securityholders of the Company in accordance with the Transaction are approved for listing on Nasdaq.

The Company’s obligations to complete the transaction will be subject to the fulfilment or written waiver of the following detailed conditions, which include, among other things, the following major conditions:

(1)	The accuracy of the representations and warranties of Ondas and the Merger Sub pursuant to the Agreement as of the closing date except where the failure of such representations and warranties to be true and correct would not have or would not reasonably be expected to have a material adverse effect (as such term is defined in the Agreement) subject to certain exceptions set out in the Agreement;

(2)	Ondas and the Merger Sub having carried out their obligations, conditions and agreements, in all material respects, pursuant to the Agreement, as of the date of the Merger;

(3)	Ondas and the Merger Sub not having undergone any material adverse effect, following the date of signature of the Agreement;

(4)	Receipt of a certificate by Ondas, dated on the closing date, and signed by an executive officer of Ondas, confirming that the conditions spelled out in 1-3 above has been met.

(5)	Submission of the requisite documentation from Ondas to the Israel Innovation Authority.

(6)	Receipt of a ruling pursuant to Section 104(chet) from the Israeli Tax Authorities;

(7)	Submission of the requisite documentation by Ondas to Nasdaq, and Nasdaq not objecting to these documents prior to the closing date;

The obligations of Ondas and the Merger Sub to complete the transaction will be subject to the fulfilment or written waiver of the following detailed conditions, which include, among other things, the following major conditions:

(1)	The accuracy of the representations and warranties of the Company pursuant to the Agreement as of the closing date except where the failure of such representations and warranties to be true and correct would not have or would not reasonably be expected to have a material adverse effect (as such term is defined in the Agreement) subject to certain exceptions set out in the Agreement;

[5]	For this purpose, it is hereby noted that the Parties have filed a request for such an exemption from the Israel Securities Authority.

Airobotics Ltd. (the “Company”)

(2)	The Company having carried out its obligations, conditions and agreements, in all material respects, pursuant to the Agreement, as of the closing date;

(3)	The Company not having undergone any material adverse effect (as such term is defined in the Agreement), following the date of signature of the Agreement;

(4)	Receipt of a certificate by the Company, dated on the closing date, and signed by an executive officer of the Company, confirming that the conditions spelled out in 1-3 above has been met.

4.	INTERIM PERIOD

4.1	The Agreement sets forth each of the Parties’ obligations and limitations in the period between signing of the Agreement and the Closing Date or termination of the Agreement (the “Interim Period”), inter alia, with respect to the Parties’ ongoing operations and ordinary course business activities and actions required for the closing of the Merger, including determining those activities which will require the other party’s prior written consent.

4.2	In relation to the loan extended to the Company by OurCrowd[6], a stakeholder in the Company, in the principal amount of US $1.1M (the “OurCrowd Loan”)[7], it was agreed that the Company shall be entitled to repay the loan in the Interim Period, and it was also agreed that to the extent the OurCrowd Loan is not repaid by immediately after the Merger Date, then Ondas will fully repay the loan on the Merger Date.

4.3	Following signing of the Agreement, the Parties will negotiate in good faith regarding a loan which will be extended to the Company by Ondas or one of its subsidiary, in such amount as shall be required for Company’s ongoing activities, up to the maximum amount of US $ 1.5M, which shall be guaranteed by a blanket lien on all of Company’s assets, having interest market terms that are acceptable for companies in situations and circumstances similar to those of the Company, and subject to receipt of the requisite approval to such charge. The loan will be repaid on January 15, 2023; alternatively, the Company will be entitled to receive a loan from OurCrowd or from a reputable bank, on such terms and conditions as shall be reasonably agreed upon by Ondas.

4.4	Within the framework of the Agreement, subject to certain exceptions which are detailed in the Agreement, during the Interim Period, the Company agreed not to accept alternative acquisition proposal from third parties; not to provide information to third parties or to conduct negotiations with third parties pertaining to alternative acquisition proposals’ not to approve or to publicly recommend an alternative proposal, not to change, cancel or qualify the recommendations of the board to its shareholders; and not to contract, inter alia, into any memorandum of understanding or agreement to merge, acquisition agreement, option agreement or any similar agreement connected to an alternative proposal (whether binding or not).

[6]	Through Ourcrowd General Partner Limited Partnership

[7]	For additional information regarding the OurCrowd Loan see Company’s immediate report dated May 22, 2022 (reference number: 2022-01-050064)

Airobotics Ltd. (the “Company”)

5.	DIRECToRS AND OFFICE HOLDERS WHO WILL SERVE IN THE COMPANY FOLLOWING CLOSING OF THE MERGER

The management team of the Company as of immediately prior to the Merger Date will continue to act as members of the management of the Company following the Merger Date; provided that prior to the Merger Date, upon Ondas’ written request, the Company shall use its best efforts to make the Company’s board members deliver resignation letters from their role as Company’s board members effective as of the Merger Date.

6.	GROUNDS FOR TERMINATION OF THE AGREEMENT

The Agreement stipulates that the Parties are entitled to terminate the Agreement and the Merger process will cease at any time prior to the Merger Date, by way of delivery of a written notice, in any of the following events: (1) upon the Parties’ mutual written approval; (2) by either of the Parties, upon delivery of a written notice if the Closing Date shall not have occurred until January 15, 2023 (herein, the “Agreement Termination Date”), provided that no party may exercise this provisions if the failure of the Transaction to close is a result of a material breach of or material failure to fulfill an obligation under the Agreement of such party; (3) in case the closing of the Transaction is prevented due to an order or law of an authorized governmental authority, provided that the party seeking termination will use its reasonable best efforts to remove such prevention; (4) by a non-breaching party, if one of the Parties has breached or otherwise failed to fulfill its obligations under the Agreement or provided an incorrect representation as set forth in the Agreement, all to the extent that it is impossible to implement the relevant provisions of the Agreement, and such breach has not been cured (to the extent possible) by the earlier of 30 days following delivery of the notice by the terminating party regarding such breach or the Agreement Termination Date; (5) by Ondas, in case the Company’s board of directors shall withdraw or change its approval of the Agreement, or in the event that the Company breached its obligations not to solicit, or to the extent the Company breached its obligations to convene a shareholders meeting, or to the extent the Company and/or its representative announced their intention to enter into a substitute transaction with a third party, all as set forth in the Agreement; (6) by Ondas or the Company, in case no approval if the Company’s shareholders is obtained; and (7) by the Company, to the extent it has reached an agreement regarding a Superior Proposal in accordance with the terms of the Agreement and subject to the payment to Ondas of the Termination Fee (as defined below).

In addition, the Agreement stipulates that in certain circumstances of the termination of the Agreement, the Company will be obligated to pay Ondas a termination fee in the amount of US$800,000 (the “Termination Fee”), as well as payment of expenses in the amount of up to US$1M provided that the Company shall will not bear the Termination Fee and/or expenses in an amount that exceeds US $1M.

Airobotics Ltd. (the “Company”)

7.	Exemption, Indemnification and Insurance for Directors and Officeholders

Subject to the terms of the Agreement it is stipulated that all of the indemnification obligations of the Company to the directors and officers will remain in effect and continue to apply after the Merger, and for a period of 7 years. Thereafter, no changes will be affected which will materially alter such existing indemnification obligations. The merger will not trigger changes which will materially alter the existing obligations.

Moreover, until the date of the merger, the Company will make its best efforts to procure run off insurance for its D &O insurance policies for a period of 7 years, on conditions that will be no less favorable than the existing insurance policies. Should the Company fail to procure such run insurance prior to the merger, Ondas will procure or will allow the Company to procure such insurance, subject to the cost thereof not exceeding 300% of the current annual premium

8.	The Agreement contains customary provisions, including, among others, regarding the preservation of confidentiality and governing law (Delaware, save as to the merger procedures), which will survive the termination of the Agreement.

As mentioned above, completion of the transaction is subject, inter alia, to the approval of the shareholders meeting of the Company, and consequently, the Company intends to advertise the requisite meeting as required under applicable law.

It is hereby noted that it is in the intention of the Parties to finalize the Transaction within the second half of 2022.

For the avoidance of doubt, and to be cautious, the Company wishes to stress that there is no certainty that the conditions to the transaction as mentioned above will be met, and accordingly, there can be no certainty that the transaction will transpire, and it is not possible to evaluate, at this stage, if and when the transaction will be completed, as aforesaid.

Sincerely,

Airobotics Ltd.

Name of Signatories	Title

Meir Kliner	CEO & Director

Yishai Curelaru	CFO & COO